UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Overhill Farms, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690212105

(CUSIP Number)

Lawrence H. Kaplan, 90 Hudson Street, Jersey City, NJ 07302 (201) 827-2269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212105

1.	Names of Reporting Persons: Lord, Abbett & Co. LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 13-5620131

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable.
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,384,661

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,643,575

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,643,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 690212105
This Amendment No. 2 to Schedule 13D with respect to the shares of common stock of Overhill Farms, Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Lord, Abbett & Co. LLC (the “Reporting Person”) on May 3, 2013, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.
Item 3.

Source and Amount of Funds or Other Consideration:

Item 3 of the Schedule 13D is amended and restated as follows:

The aggregate purchase price of the 1,643,575 shares of Common Stock of the Issuer beneficially owned by the Reporting Person was $8,401,121. The shares were acquired with available funds of the applicable customer funds and investment accounts for which the Reporting Person acts as investment adviser.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated as follows:
	(a)	Aggregate Number and Percentage: 1,643,575 and 10.2%
	(b)	Sole Voting Power: 1,384,661 Sole Dispositive Power: 1,643,575
	(c)	On May 16, 2013, the Reporting Person sold on the open market 290,100 shares of common stock of the Issuer at a price of $4.95 per share. The total proceeds from the sale were $1,435,995.
	(d)	None
	(e)	Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2013
Date
/s/ Lawrence H. Kaplan
Signature
Lawrence H. Kaplan/Member
Name/Title